September 6, 2024

Yin Yan
Chief Executive Officer
Marwynn Holdings, Inc.
12 Chrysler Unit C
Irvine, CA 92618

       Re: Marwynn Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 12, 2024
           CIK No. 0002030522
Dear Yin Yan:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please clearly identify the holder of your Series A Super Voting Preferred Stock.
       Additionally, please disclose Ms. Yin Yan's total voting power following the completion of the offering and how much of her voting power will stem from the Series A Super
       Voting Preferred Stock.
Our Growth Strategy, page 2

2. Please provide additional information regarding your intention to "[e]xplore international expansion opportunities..." Specifically, please disclose whether the contemplated opportunities include the acquisition of additional businesses. September 6, 2024
Page 2
Prospectus Summary
Our Strength, page 2

3. We note your disclosure that you have "an established international presence and network." To provide additional context to investors, please qualitatively or quantitatively define what constitutes an established international presence and network and more clearly discuss how that presence and network benefit the company. Corporate History and Structure, page 3

4. We note you and your subsidiaries recently reorganized. To provide additional context to investors, please disclose the identities of the stockholders who entered into the share exchange agreements with Marwynn. Please also indicate whether any of the individuals to whom Marwynn transferred shares are now beneficial owners of more than five percent of the company's common stock. Please also indicate whether any of these agreements constituted a related party transaction and provide the appropriate disclosure in your
       "Certain Relationships and Related Party Transactions" section.
5. Please tell us the relationship, if any, between your business, KZS Kitchen Cabinet
       & Stone Inc, and KZ Kitchen Cabinet & Stone Inc. based in San Jose, California.
Risk Factors
Risks Related to our Business and Industry
We may not be able to fully compensate for increases in fuel costs..., page 15

6. We note your disclosure regarding the impact of the conflict in Ukraine on fuel costs.
       Please expand your risk factor and your disclosure in "Management's Discussion and
       Analysis" to discuss whether the related increase in fuel prices materially impacted your operations.
Food and Non-Alcoholic Beverages
A Substantial Percentage of Our Revenue is Dependent on One Customer, page 23

7. We note your disclosure stating that a large portion of your revenues are dependent on one customer, and that the loss of such customer may materially and adversely affect your revenues. Please identify the customer. We also note your disclosure on page 41 that "the decrease in [y]our sales was primarily due to the reduced purchase orders by 46% from
       Costco, one of [y]our largest customers." Include comparable disclosure in this risk factor.
       Additionally, although you do not have a long-term purchase contract with the customer, please ensure that you file, if applicable, any other material contracts with said customer as exhibits to your filing. Refer to Item 601(b)(10) of Regulation S-K. Home Improvement
Loss of one or more of our manufacturers..., page 23

8. We note your disclosure that you rely on three manufacturers to provide you with your product. To the extent that loss of a particular manufacturer would have a material impact on your business, please identify such manufacturer.
 September 6, 2024
Page 3
Use of Proceeds, page 34

9. Please clearly identify the notes to which you are referring in your "Use of Proceeds"
       section where you state: "[t]he terms of these notes carry no interest and are payable upon demand by the holders."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Our Results of Operations, page 39

10. We note your disclosure on pages 20 and 26 that during 2023, "[you] experienced significantly elevated commodity and supply chain costs including the cost of labor, sourced goods, energy, fuel and other inputs necessary for the distribution of food and non-alcoholic beverage products, and elevated levels of inflation may continue or worsen and contribute to loss of revenue and gross profit margin in particular product categories,"
       and that "a number of [y]our product categories have been impacted by inflation." Please expand your disclosure here to clarify the how your business and results have been affected and identify actions planned or taken, if any, to mitigate inflationary pressures.
       Make conforming updates to your risk factor on page 20.
Results of Operations
Comparison of the years ended April 30, 2024 and 2023, page 42

11. Please ensure that all material factors discussed in your results of operations disclosure are quantified and that the underlying reasons for each factor are fully analyzed.
       Additionally, please quantify the effects of changes in both price and volume on sales and service revenue and expense categories, where appropriate.
Debts
Loans from third party, page 47

12. Please identify the parties to the loan agreement entered into on June 9, 2020, as well as describing the material terms of the agreement.
Business
Indoor Home Improvement Solutions, page 58

13. You disclose you offer indoor home improvement products (i.e., cabinets) sourced from suppliers overseas. On your website, you state your cabinets are proudly assembled in the
       United States. Please reconcile these statements and revise your filing, as appropriate. To the extent you incur assembly costs, please disclose where such costs are classified on your consolidated statements of income.
Certain Relationships and Related Party Transactions, page 78

14. We note your disclosure in this section only covers transactions since the beginning of your last fiscal year. As you are a Smaller Reporting Company, please revise to also include transactions during the fiscal year preceding the company's last fiscal year. Refer to Instruction to Item 404(d) of Regulation S-K.
 September 6, 2024
Page 4
Description of Capital Stock
Series A Super Voting Preferred Stock, page 80

15. Please disclose, if applicable, any sunset provisions that limit the lifespan of the Series A
       Super Voting Preferred Stock, and whether the death of a Series A Super Voting Preferred
       Stock stockholder or intra-family transfer of shares would require conversion of these shares.
Notes to Consolidated Financial Statements
Note 1: Organization and Description of Business
Reorganization, page F-7

16. Please tell us in greater detail and disclose as appropriate why you consider the transfer of ownership in FuAn, Grand Forest, and KZS to Marwynn as a reorganization of entities under common control under ASC 805-50-15-6.
Note 2: Summary of Significant Accounting Policies
Revenue from sales of indoor home improvement products, page F-12

17. You state you derive revenue from sales of indoor home improvement products and that revenue is recognized at a point in time when control of merchandise is transferred to the customer. Please tell us whether you also provide installation services and, if so, revise to disclose your accounting policy for revenue and costs associated with installation and construction services. In this regard, we note from your website that you provide design and remodeling estimates and on-site consultations with your construction team, which is licensed.
Revenue from food and beverage sales, page F-12

18.    Please tell us the nature of and your accounting for the Deduct from
Invoice (   DFI   )
       discount.
Part II - Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

19. Please identify the two individual investors with whom you entered into subscription agreements and, if applicable, file the subscription agreements as exhibits, or explain why you are not required to do so. Refer to Item 601(b)(10).
Exhibits

20. Please file any material leases, including those related to your headquarters, cabinet stores or warehouses. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. September 6, 2024
Page 5
General

21. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   John Yung